

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2013

Via E-mail
John K. Sheppard
Chief Executive Officer
EveryWare Global, Inc.
519 North Pierce Avenue
Lancaster, Ohio 43130

> **Re: EveryWare Global, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed July 23, 2013**
> **File No. 333-189373**

Dear Mr. Sheppard:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 in our letter dated July 12, 2013. Based on the size of the offering relative to the number of shares outstanding held by non-affiliates, the selling shareholders' relationships to the issuer and the length of time the selling shareholders have held their shares received in conjunction with the Business Combination, it continues to appear that the securities registered are being offered by or on behalf of the registrant and that you should revise your registration statement accordingly. If you continue to disagree, please clarify your statement that "[t]he Merger Shares were acquired in connection with the Business Combination rather than a capital raising transaction and represent a continuation of a longstanding interest in the business and remain subject to lock-up restrictions that delay the selling stockholders' ability to dispose of these shares for a substantial period of time following the Business Combination absent a release of the contractual restrictions governing such securities." In this regard, please clarify how:

- acquisition of the Mergers Shares in connection with the Business Combination rather than a capital raising transaction reflects a continued longstanding interest in the business; and
- the lock-up restrictions can delay the selling shareholders' ability to dispose of these shares given that the Merger Shares and Private Placement Shares may be released from lock-up restrictions with, among other things, the consent of the Audit Committee.

We may have further comments after reviewing your response.

<u>Incorporation of Certain Information by Reference, page 43</u>

2. With respect to the Form 8-K filed on June 18, 2013, please revise to correct the reference to Item 5.01.

Please contact Angie Kim, Attorney-Advisor, at (202) 551-3535, Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Elisabeth M. Martin
        Kirkland & Ellis LLP